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                                August 25, 2022

       John W. Ketchum
       President and Chief Executive Officer
       NextEra Energy, Inc.
       700 Universe Boulevard
       Juno Beach, FL 33408

                                                        Re: NextEra Energy,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 1, 2022
                                                            File No. 001-08841

       Dear Mr. Ketchum:

              We have reviewed your August 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 18, 2022 letter.

       Response dated August 1, 2022

       Risk Factors, page 21

   1. We note your response to prior comment 2 appears to focus on transition risks related to climate change laws and
regulations and reflects that you do not believe undisclosed transition risks
related to climate change are material to FPL. However, your response also states that FPL
would only proceed to implement its goal to the extent that the transmission grid can
continue to perform reliably. Please expand your disclosure to discuss this risk and
any other climate related technological risks that may affect FPL's operations and goal of
transitioning its remaining carbon-emitting electric generation facilities to
carbon-free facilities. In addition, please include disclosure regarding credit risks related to
climate change.
 John W. Ketchum
FirstName LastNameJohn W. Ketchum
NextEra Energy, Inc.
Comapany
August 25, NameNextEra
           2022        Energy, Inc.
August
Page 2 25, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

2. We note your response to prior comment 4. Please explain in greater detail how you have disclosed the indirect consequences of climate-related regulation or business trends such as:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             and
             increased competition to develop innovative new products that result in lower emissions.

         In addition, we note your response states that you believe you have a reputation for considering and addressing your impact on greenhouse gas emissions in positive ways. However, your risk factor disclosure on pages 22 and 23 discusses the potential negative impact of limits on greenhouse gas emissions on your operations. Please tell us how you have addressed reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. Your response to prior comment 5 discusses insurance premiums as it relates to your nuclear operations. Please provide us with quantitative information regarding the total cost of your property insurance for each of the periods for which financial statements are presented in your Form 10-K. In addition, tell us how you considered providing disclosure discussing the potential for weather-related impacts that have affected or may affect your major customers and suppliers.
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation